EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the First Quarter of 2021 and Declares a Quarterly Cash Dividend
MONACO - May 18, 2021 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended March 31, 2021.
The Company also announced that on May 14, 2021 its Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company’s common shares.
Results for the Three Months Ended March 31, 2021 and 2020
•For the first quarter of 2021, the Company’s GAAP net income was $41.9 million, or $3.84 per diluted share, including:
▪a gain subsequent to an increase in fair value less costs to sell of approximately $15.5 million, or $1.43 per diluted share, taken related to the Company’s previously announced plan to exit the dry bulk industry. The gain is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) (NASDAQ: SBLK) and Eagle Bulk Shipping Inc. (“Eagle”) (NASDAQ: EGLE) received or to be received as a portion of the compensation for the purchase of certain of our vessels;
▪the write-off of $3.7 million, or $0.34 per diluted share, of deferred financing costs on repaid credit facilities related to vessels that have been sold; and
▪a non-cash gain of approximately $15.8 million and cash dividend income of $0.2 million, or $1.47 per diluted share, from the Company’s equity investments (primarily Scorpio Tankers Inc.).

•For the first quarter of 2020, the Company’s GAAP net loss was $124.7 million, or $18.12 per diluted share. These results include a non-cash loss of approximately $89.1 million and cash dividend income of $0.4 million, or $12.88 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and a write-down of approximately $17.0 million, or $2.47 per diluted share, related to the classification of two Ultramax vessels and one Kamsarmax vessel as held for sale.
•Total vessel revenues for the first quarter of 2021 were $59.8 million, compared to $40.8 million for the same period in 2020.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first quarter of 2021 was $52.0 million and EBITDA for the first quarter of 2020 was a loss of $100.1 million (see Non-GAAP Financial Measures below).
•For the first quarter of 2021, the Company’s adjusted net income was $30.0 million, or $2.75 adjusted per diluted share, which excludes the impact of the gain of approximately $15.5 million related to the Company’s previously announced plan to exit the dry bulk industry due to an increase in the fair value of the assets to be received in exchange for certain vessels as described above and the write-off of $3.7 million of deferred financing costs on repaid credit facilities related to vessels that have been sold.
•For the first quarter of 2020, the Company’s adjusted net loss was $107.7 million, or $15.65 adjusted per diluted share, which excludes the write-down of approximately $17.0 million related to the classification of two Ultramax vessels and one Kamsarmax vessel as held for sale.

•Adjusted EBITDA for the first quarter of 2021 was $36.5 million compared to an $83.1 million loss in the prior year period (see Non-GAAP Financial Measures below).
•As of May 14, 2021, the Company’s remaining fleet consists of 10 Ultramax vessels and 2 Kamsarmax vessels, as well as five time chartered-in vessels which are expected to be redelivered to their respective owners during the remainder of the second quarter of 2021 and the third quarter of 2021.
Cash and Cash Equivalents
As of May 14, 2021, the Company had approximately $152.8 million in cash and cash equivalents.
Dry Bulk Exit
Eneti Inc. announced on August 3, 2020 its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels.
The following table summarizes when the Company delivered or expects to deliver the vessels to be sold to their respective buyers.

	Ultramax Vessels		Kamsarmax Vessels		Total Vessels
Quarter	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)
Unsold Vessels at September 30, 2020	33		16		49
Q4 2020	5	$88,460	3	$54,865	8	$143,325
Q1 2021	11	$187,333	7	$123,127	18	$310,460	(1)(2)
Q2 2021: April 1 - May 14	7	$124,350	4	$81,500	11	$205,850	(3)(4)
Q2 2021: May 15 - June 30	7	$117,672	0	$0	7	$117,672	(5)
Total Vessels Sold	30	$517,815	14	$259,492	44	$777,307
Unsold Vessels at May 14, 2021	3		2		5
(1) Includes approximately $89.3 million of debt assumed or reimbursed to the Company by buyer
(2) Excludes approximately 2.6 million shares of Star Bulk common stock
(3) Includes approximately $12.7 million of debt assumed by buyer
(4) Excludes approximately 0.4 million shares of Star Bulk common stock
(5) Excludes a warrant for 212,315 shares of Eagle common stock

Contract to Build a Wind Turbine Installation Vessel
On May 11, 2021, the Company has entered into a binding agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one wind turbine installation vessel (“WTIV”). The contract price is $330.0 million and the vessel is expected to be delivered early in the third quarter of 2024. In addition, the Company holds an option to construct an additional WTIV at the same price, net of currency adjustments.
The vessel is an NG-16000X design by GustoMSC (a subsidiary of NOV Inc. – NYSE:NOV), and includes a 2,600 Ton Leg Encircling Crane from Huisman Equipment B.V. of the Netherlands. The vessel is capable of installing up to 20 Megawatt turbines at depths of up to 65 meters of water, and it can be adapted to operate on the alternate fuels of LNG or ammonia.
Jones Act Initiative

The Company is in advanced discussions with several American shipbuilders for the construction of a WTIV. This vessel would be constructed, financed, and operated by American citizens in compliance with the Jones Act, in order to address the heightened demand for transportation and installation capacity on the Continental Shelf of the United States.

Investment in Star Bulk

During March and April 2021, the Company sold approximately 2.6 million common shares of Star Bulk for aggregate net proceeds of approximately $45.5 million. The Company received these common shares as compensation for SBI Subaru and SBI Ursa, Ultramax bulk carriers built in 2015, SBI Capoeira and SBI Carioca, Kamsarmax bulk carriers built in 2015, and SBI Lambada and SBI Macarena, Kamsarmax bulk carriers built in 2016. As part of the transaction, the related existing lease finance arrangements were also assumed by Star Bulk. One vessel, SBI Pegasus, remains to be delivered to Star Bulk, for which Star Bulk will assume debt of $12.7 million and the Company will also receive approximately 0.4 million common shares of Star Bulk and be reimbursed for the February 2021 debt payment that was made in advance.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of March 31, 2021 and May 14, 2021, are as follows (dollars in thousands):

	As of March 31, 2021	As of May 14, 2021
Credit Facility	Amount Outstanding
$85.5 Million Credit Facility	$10,725	$—
$184.0 Million Credit Facility	21,862	—
$34.0 Million Credit Facility	29,679	—
$90.0 Million Credit Facility	11,257	—
$19.6 Million Lease Financing - SBI Rumba	15,285	15,175
$19.0 Million Lease Financing - SBI Tango	15,798	15,690
$19.0 Million Lease Financing - SBI Echo	15,963	15,863
$20.5 Million Lease Financing - SBI Hermes	17,427	17,314
$21.4 Million Lease Financing - SBI Samba	18,588	18,462
CMBFL Lease Financing	12,672	12,672
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	19,194	—
AVIC Lease Financing	33,576	—
$67.3 Million Lease Financing	37,158	—
Total	$259,184	$95,176

Quarterly Cash Dividend
In the first quarter of 2021, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.
On May 14, 2021, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about June 15, 2021, to all shareholders of record as of June 1, 2021. As of May 17, 2021, 11,233,604 shares were outstanding.
Share Repurchase Program
During the first quarter of 2021, the Company repurchased approximately 61,000 shares of the Company’s common stock, at an average cost of $18.01 per share. The Company subsequently repurchased approximately 15,000 shares of the Company’s common stock at an average cost of $19.98 per share from April 1, 2021 through May 17, 2021. These repurchases, totaling approximately $1.4 million, were made under the Board of Directors authorized share repurchase program and funded from available cash resources. As of May 17, 2021, the Company had $31.9 million remaining under the authorized share repurchase program.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. During the first quarter of 2021, the dry bulk charter market saw a significant recovery, however future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic, as evidenced by the recent resurgence of cases in India and other parts of the world. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its planned transition towards marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2021	2020
Revenue:
Vessel revenue	$59,829	$40,824
Operating expenses:
Voyage expenses	6,080	1,360
Vessel operating costs	15,611	24,684
Charterhire expense	11,980	4,698
Vessel depreciation	—	12,343
General and administrative expenses	7,585	6,528
(Gain) loss / write-down on assets sold or held for sale	(15,532)	17,009
Total operating expenses	25,724	66,622
Operating income (loss)	34,105	(25,798)
Other income (expense):
Interest income	8	123
Income (loss) from equity investments	15,972	(88,631)
Foreign exchange income (loss)	71	(54)
Financial expense, net	(8,293)	(10,343)
Total other income (expense)	7,758	(98,905)
Net income (loss)	$41,863	$(124,703)

Earnings (loss) per share:
Basic	$3.94	$(18.12)
Diluted	$3.84	$(18.12)

Basic weighted average number of common shares outstanding	10,631	6,883
Diluted weighted average number of common shares outstanding	10,892	6,883

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$81,509	$84,002
Accounts receivable	23,735	21,086
Prepaid expenses and other current assets	14,817	16,515
Total current assets	120,061	121,603
Non-current assets
Assets held for sale	401,978	708,097
Equity investments	70,241	24,116
Deferred financing costs, net	674	1,143
Other assets	7,150	13,236
Total non-current assets	480,043	746,592
Total assets	$600,104	$868,195

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$6,034	$13,226
Capital lease obligations	16,226	32,677
Accounts payable and accrued expenses	29,198	41,113
Total current liabilities	51,458	87,016
Non-current liabilities
Bank loans, net	66,501	157,511
Capital lease obligations	167,462	351,070
Total non-current liabilities	233,963	508,581
Total liabilities	285,421	595,597
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 shares as of March 31, 2021 and December 31, 2020; outstanding 11,248,763 shares as of March 31, 2021 and 11,310,073 as of December 31, 2020	839	859
Paid-in capital	1,730,643	1,803,431
Common shares held in treasury, at cost; 20,710 shares and 1,934,092 shares at March 31, 2021 and December 31, 2020, respectively	(414)	(73,444)
Accumulated deficit	(1,416,385)	(1,458,248)
Total shareholders’ equity	314,683	272,598
Total liabilities and shareholders’ equity	$600,104	$868,195

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Three Months ended March 31,
	2021	2020
Operating activities
Net income (loss)	$41,863	$(124,703)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	1,890	2,082
Vessel depreciation	—	12,343
Amortization of deferred financing costs	516	1,013
Write-off of deferred financing costs	3,713	—
Loss / write-down on assets held for sale	(15,675)	16,077
Net unrealized (gains) losses on investments	(14,889)	89,072
Dividend income on equity investment	(216)	(441)
Drydocking expenditure	(2,925)	(2,207)
Changes in operating assets and liabilities:
Decrease in accounts receivable	(3,661)	(8,731)
Increase in prepaid expenses and other assets	8,316	5,877
Increase in accounts payable and accrued expenses	(11,916)	(11,638)
Net cash provided by (used in) operating activities	7,016	(21,256)
Investing activities
Sale of equity investment	8,502	—
Dividend income on equity investment	216	441
Proceeds from sale of assets held for sale	198,973	—
Scrubber payments	(429)	(14,874)
Net cash provided by (used in) investing activities	207,262	(14,433)
Financing activities
Proceeds from issuance of long-term debt	—	79,000
Repayments of long-term debt	(215,104)	(34,182)
Common shares repurchased	(1,104)	—
Dividends paid	(563)	(1,450)
Debt issue costs paid	—	—
Net cash (used in) provided by financing activities	(216,771)	43,368
Increase (decrease) in cash and cash equivalents	(2,493)	7,679
Cash and cash equivalents, beginning of period	84,002	42,530
Cash and cash equivalents, end of period	$81,509	$50,209

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time on May 18, 2021. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 5985886. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/s4ty8fq5

About Eneti Inc.

Eneti Inc. is focused on marine-based renewable energy and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA.
EBITDA (unaudited)

	Three Months Ended March 31,
In thousands	2021	2020
Net income (loss)	$41,863	(124,703)
Add Back:
Net interest expense	4,056	9,206
Depreciation and amortization (1)	6,119	15,438
EBITDA	$52,038	(100,059)
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (loss) (unaudited)

	Three Months Ended March 31,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net income (loss)	$41,863	$3.84	$(124,703)	$(18.12)
Adjustments:
(Gain) loss / write-down on assets	(15,532)	(1.43)	17,009	2.47
Write-off of deferred financing cost	3,713	0.34	—	—
Total adjustments	$(11,819)	$(1.09)	$17,009	$2.47
Adjusted net income (loss)	$30,044	$2.75	$(107,694)	$(15.65)

Adjusted EBITDA (unaudited)

	Three Months Ended March 31,
In thousands	2021	2020
Net income (loss)	$41,863	(124,703)
Impact of adjustments	(11,819)	17,009
Adjusted net (loss) income	30,044	(107,694)
Add Back:
Net interest expense	4,056	9,206
Depreciation and amortization (1)	2,406	15,438
Adjusted EBITDA	$36,506	$(83,050)
        (1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms thereof, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)